

A New Arconic

How Should You Vote?

BLUE PROXY CARD

- ✓ Vote to remove Dr. Klaus Kleinfeld, the worst performing continuously tenured CEO in the S&P 500, from Arconic

- ✓ Vote to voice your frustration with years of poor performance

- ✓ Vote to signal to the Board that good corporate governance is not "optional"

- ✓ Vote to tell the Board that exchanging the Company's assets for votes is not acceptable

- ✓ Vote to add proven change agents and 80 years of aerospace experience to the board

- ✓ Vote to endorse the New Arconic strategy that empowers the plants

WHITE PROXY CARD

- ✗ Vote to give the worst performing continuously tenured CEO in the S&P 500 more time to run the business

- ✗ Vote to forgive the use of Company's assets in exchange for supportive proxy votes

- ✗ Vote to support poor decisions by a board that owns less than 1% of the Company

- ✗ Vote to bless the current board who has seen fit to pay Dr. Kleinfeld more than $128 million over the last 9 years despite lackluster performance

- ✗ Vote to endorse the Company's business heads and detached NYC power structure



A New Arconic

Changing the Culture

New CEO
The Leadership Arconic Needs

Empower the Plants
Create Organizational Alignment, Entrepreneurial Culture

Instill Accountability
Ensure Culture of High Ethical Standards and Good Governance

Improve the Business

GRP Opportunity
Fill the Mill

EPS Opportunity
Create Arconic's Flywheel

Aiming Higher
New Arconic's 3-Year Goals

ELLIOTT ®

Change Culture:
Finding Arconic's Next CEO

What do you want in Arconic's next CEO?

- ☑ **Track record of creating value for shareholders**

- ☑ **Successful turn-around experience**

- ☑ **Aerospace manufacturing expertise**

- ☑ **Track record of operational improvements**

- ☑ **Tough, no-nonsense approach**

ELLIOTT®

Elliott's Suggestion:
Consider Larry Lawson

Elliott has engaged Mr. Lawson as a consultant on its investment in Arconic and believes that Mr. Lawson should be a leading candidate to become the Company's CEO, as he has the ideal set of skills needed to turn around Arconic's woefully and continually underperforming business







- ✓ Former CEO of Spirit Aerosystems, Inc. (NYSE: SPR)
- ✓ Former Executive Vice President of Aeronautics of Lockheed Martin (NYSE: LMT)
- ✓ Former Flight Control Engineer of McDonnell Douglas (Acquired by The Boeing Company in 1997)

"SPR stock is up over 160% since Larry Lawson was named president and CEO of the company on March 19, 2013 effective April 6, 2013. Sentiment for SPR has improved as the company focused on controlling costs, generating positive free cash flow, and divesting the problematic G650 and G280 wing programs in Tulsa. In our view, market expectation for performance is now significantly higher for SPR than with the previous management team."

BAML, April 30, 2015

"[H]e is a tough change agent with unrelenting demands on performance improvements. As such, we're beginning to conclude that he might be just what SPR always needed."

Barclays, December 18, 2013

ELLIOTT®

Change the Culture:
Transition Timeline

By the end of 2017, a New Arconic can be poised for sustainable success


Board convenes a CEO search committee to be comprised of independent directors who have no perceivable conflicts of interest (e.g., sit on other boards with Dr. Kleinfeld)
New CEO named
Arconic announces location of new headquarters
May
June
August/September
October
Year End
Dr. Kleinfeld resigns as CEO
Interim CEO named
New independent Chairman named
CEO suspends guidance/targets. 3-month operational review conducted

ELLIOTT®

Change the Culture:
New CEO's First 100 Days

Arconic's new board and management team should undertake a comprehensive strategic and operational review

First 100 Days, Deep-Dive Financial and Operating Assessment

- Starting at standard financial and operating results (i.e., EBITDA, RONA, etc.) , going down to the lowest-level possible (factory, program, process, specific contract). Then build back-up so it is clear how underlying performance ultimately drives financial returns

- Key Questions: At every business and product level, ask how much money do we make? How much money do our competitors make? How much money should we make? Do we have good contracts? Bad contracts? What is the historical veracity of our estimates? Have we hit our targets historically? Have we missed? If we have missed, why? Can we predict our cash flow (hardest to forecast)? How is the business run today? How should it be run?

- End-Products:

  ✓ Assess Organizational Alignment: There needs to be a single-owner for each P/L in the organization. Too often P/L is diffuse (i.e., sales team responsible for pricing; plant manager for operations; procurement for raw material) and accountability crosses lines which results in no one truly being accountable

  ✓ Re-Structure Organizational Lines of Authority: If necessary restructure the organization to ensure that for each program/part/plant, there is a single P/L-owner

  ✓ Identify Key Drivers: For every contract, process, part, plant – identify the key drivers and determinants of performance

  ✓ Design New Incentives: Build out a small number of key operational metrics that tie directly to the key drivers and determinants of performance. Create new incentives that are applied to each individual such that there is a direct correlation between job function and incentive. Every single person in the organization should have significant economic incentive to achieve world-class performance. Increase compensation as long as it is tied to performance

  ✓ Build Ledger of Risks and Opportunities: Most important end-product. What are the threats to business performance? How can such risks be mitigated? What are the opportunities for improvement? Identify what world-class performance looks like. Do not just focus on problems, since opportunities can be greater source of improved earnings and cash flow

- **Who Participates?** Business unit heads, plant managers, even workers on the factory floor participate. It is a time-consuming, tedious, arduous process, where everyone involved must continually grind and grind

- **Ancillary Benefits:** Review itself acts as a cultural shift: Establishes new criteria for decision-making; new criteria for investment; serves to teach people how to do their jobs more effectively; establishes organizational buy-in for change

"Hardest part of the job is where do you set the bar. Most people set it low so they can jump over. I want world-class."

Larry Lawson

ELLIOTT®

Change the Culture:
Empower the Plants, Leave NYC

A change in culture is *the key* to a more sustainable Arconic. The Company can only flourish in a new culture that empowers its employees



To a person – everyone we spoke with stated that leaving NYC is an important potential initial step to improving the connection with employees in the field. A much smaller headquarters could be moved to a more central location (e.g., back to Pittsburgh, Atlanta, Houston)

ELLIOTT®

A New Arconic



Changing the Culture

New CEO
The Leadership Arconic Needs

Empower the Plants
Create Organizational Alignment, Entrepreneurial Culture

Instill Accountability
Ensure Culture of High Ethical Standards and Good Governance



Improve the Business

GRP Opportunity
Fill the Mill

EPS Opportunity
Create Arconic's Flywheel

Aiming Higher
New Arconic's 3-Year Goals

ELLIOTT ®

Change the Culture:
Empower the Plants

At New Arconic, headquarters will be an afterthought. The plants will be empowered to make decisions and compensated based on performance

"Visits to several [PCC] facilities have highlighted the extent to which [PCC] seeks to involve every employee in efforts to improve productivity and reduce costs. Each day, factory floor employees are provided with a report for the prior day, tracking actual performance versus plan for output, raw material usage & scrap, and financial performance, including labor hours, purchased costs, inventory positions. These reports provide area/process supervisors with timely key performance metrics, and form the basis for daily performance reviews. Combined with an hourly employee quarterly cash bonus pool (which can range up to 25% of total compensation), payouts for which are tied to meeting the performance metrics, these daily reports ensure that employees' actions are aligned with plant, divisional, and corporate goals. Tightly linked to the daily P&L statements are graphs that present the daily P&L data in an easily interpretable version. The charts are posted throughout the plant, offering employees a quick review of their area's performance."

Cowen, September 22, 2004



Approximate Current Arconic Business Structure

New Arconic Proposed Structure

At Arconic, employees in these positions spend too much time in NYC HQ

Current	Proposed
CEO	CEO
Business Head	Business Head
Business Unit COO	Plant Managers
Business President	Plant Supervisors
Plant Managers	Operators
Plant Supervisors	
Operators	

✓ Empowered, incentivized field, regularly and fairly compensated for business performance
✓ Rewarded for in-plant organic R&D
✓ Minimal layers of management
✓ Continued focus on Arconic's excellent track record of worker safety

Analyst: You mentioned the operating reviews and in your direct involvement in the facilities, how do you get this discipline, the [PCC] mindset down to everyone on the plant floor? I mean, how do you keep people motivated to do it?

Mark Donegan: [I]f you look at the infamous quarterly review process, there's 26 pages. And of those 26 pages, one you get to say look at how good I did. The other 25, an excruciating detail on every aspect of running a business, variable costs, fixed costs, sales, quality, returns, receivables, payables. It looks at what did you leave on the table and it doesn't give you credit for the good things you did, it only extracts what did we leave on the table. It then engages a conversation. So the whole goal is to get that engagement to occur. [I]t's designed to create conflict… So we've tried to create an environment that you can get these steps that create a successful environment and get traction. And we compensate and reward every person down through the shop in that same manner. So if you can get that drumbeat going, you will get a bigger QCB, a bigger bonus… [Y]ou go down to the plant level, you have a very motivated group of people.

February 7, 2013

Empowering the Plants:
Chris Ayers

Deep experience in the specialty materials industry and broad institutional knowledge of Arconic



"Chris has had a solid track record of success in achieving operational excellence and financial performance. Given Chris's significant leadership skills and relevant industry experience, we believe he is the ideal choice to drive improvements in the business and further develop our brand while delivering a consistently superior customer experience for all existing and prospective customers."

John J. Anton, Chairman of WireCo, May 15, 2013

- Former President and Chief Executive Officer of WireCo WorldGroup, Inc.
- Former executive at Alcoa Inc., including serving as President of its Global Primary Products Business
- Former manager at Precision Castparts including as Executive Vice President, President - PCC Forgings Division, President - Wyman Gordon Forgings, and Vice President/General Manager
- Director of Universal Stainless & Alloy Products, Inc. (NASDAQ:USAP)
- Mr. Ayers is a graduate of the Georgia Institute of Technology, where he received a bachelor's and master's degree in aerospace engineering. He obtained an MBA degree from the University of Connecticut

"The difference between Arconic and PCC has always been one of culture. PCC is relentless at operating the plants effectively and incentivizing its boots on the ground to drive efficiency. PCC is flat, tough, and hungry. Arconic (Alcoa EPS) has been plagued by bureaucracy and a fundamental disregard for the plant workers. That has to change not only for the Company to succeed, but for the Company to survive."

Change the Culture:
Empower the Plants to Make Decisions

Empower Plant Managers

☑ **Decentralize Decision-Making:**

Arconic is too big for anyone to manage centrally. Decision-making should be driven down to the plant-level with plant managers given more direct P/L responsibility and freed to make more customer-facing decisions

☑ **Prioritize Engineering:**

Arconic's culture prioritizes marketing and consultants. New management must put the emphasis on the people who make products in the field

☑ **Push R&D into the Factory:**

Too much R&D centralization yields products that customers do not want or products for which customers will not pay a premium price. Employees that are closer to customers will have a more concrete knowledge of customer needs

☑ **Set Clear Metrics:**

Arconic needs to establish clear operational metrics on which plant managers will be judged (i.e., variable cost per part, labor utilization, scrap/revert utilization)

☑ **Hold Plant Managers Accountable:**

Our conversations with former employees suggest accountability has been lost within the organization. Once clear targets are set and plant managers are empowered, they must be expected to deliver

Get More Out of Our People

☑ **Reduce Internal and External Consultants:**

Arconic has good people, but poor management and bad processes. We believe the company suffers from an excess of bureaucracy and overhead. Eliminating internal and external consulting and streamlining processes should unleash productivity

☑ **Pay for Performance at All Levels:**

Further, we believe in incentives. Our analysis suggests while Arconic and PCC pay similar base compensation, PCC offers substantially larger opportunities for performance-based bonuses

"We're going to decentralize decision-making … having an operator-centric culture, where we would push down decision-making into the organization further, trying to unlock some of the entrepreneurial spirit of the people that we have."

Bill Oplinger, CFO, Alcoa Corp., November 16, 2016

A New Arconic



Changing the Culture

New CEO
The Leadership Arconic Needs

Empower the Plants
Create Organizational Alignment, Entrepreneurial Culture

Instill Accountability
Ensure Culture of High Ethical Standards and Good Governance



Improve the Business

GRP Opportunity
Fill the Mill

EPS Opportunity
Create Arconic's Flywheel

Aiming Higher
New Arconic's 3-Year Goals

ELLIOTT ®

Institute a Culture of Accountability

A New Arconic will not tolerate prolonged poor performance. A New Arconic will pay for performance. A New Arconic will invest in its field personnel and its customers

What has been tolerated by the current Board is unacceptable



Market Cap more than Halved

$28.3 B

Wasteful Corporate Culture
Massive Guidance Misses
Failed Acquisitions
Poor Operating Performance

$12.6 B

5/1/2008 Market Cap   10/31/2016 Market Cap



$128M Amount paid to Dr. Kleinfeld as CEO

"It's time to open up the windows at Arconic. When you speak with a shareholder at Arconic they are fed up. When you speak with a former employee of Arconic, they are saddened by the Company's performance and fearful for their pension. A decade of poor returns and unfulfilled promises has left all stakeholders weary. Let's welcome accountability at Arconic and take our place as a top performer in an attractive industry."

Patrice E. Merrin, Nominee for New Arconic

Instill Accountability:
New Governance Standards

Shareholders of Arconic have seen what can happen when onerous takeover defenses protect an underperforming management team

 Reincorporate in Delaware

 Zero outside boards for the CEO for first two years. Maximum of one thereafter

 Separate Chairman and CEO roles

 Annually elected board

There is no reason to "get cute" with Arconic's governance improvements. A culture that welcomes accountability will welcome best practice corporate governance

Instill Accountability:
Patrice E. Merrin

Experienced international business executive and corporate director, led multiple CEO searches



Sherritt International TSR vs. TSX during Ms. Merrin's tenure as COO



- Former President and Chief Executive Officer of Luscar Ltd., Canada's largest producer of thermal coal
- Former Executive Vice President and Chief Operating Officer of Sherritt International Corporation (TSE:S)
- Director of Glencore plc (LON:GLEN), Novadaq Technologies Inc. (NASDAQ:NVDQ) and Stillwater Mining Company (NYSE:SWC)
- Former Chairman of CML Healthcare Inc.
- Former Director of Climate Change and Emissions Management Corporation, Enssolutions Group Inc., Ornge Inc. and The NB Power Group
- Serves as Co-Chair of the Emmy Noether Circle at Perimeter Institute for Theoretical Physics which funds and supports women in physics and mathematical physics.
- Ms. Merrin holds a Bachelor of Arts degree from Queen's University and completed the Advanced Management Programme at INSEAD.

"Campaigners for gender equality in the boardroom hailed [the appointment of Patrice Merrin to the board of Glencore] as a 'landmark' moment for British business...."

The Daily Mail, June 26, 2014

"'She's very, very strong on the corporate governance side of things and the market-facing aspects,' Mick McMullen, chief executive officer of Stillwater Mining, said in a phone interview from Billings, Montana, where Stillwater is based. 'There's some big names on that board and working within the confines of that will be an interesting challenge, or an opportunity."

Bloomberg, July 18, 2014

ELLIOTT®

Instill Accountability:
Board for Improved Stewardship

Shareholders have a real chance to change Arconic

Current Board:

- ✓ *Little aerospace experience*
- ✓ *Numerous conflicts*
- ✓ *Poor governance*
- ✓ *Defenders of failed CEO*

May 17, 2017 Board:

- ✓ *Removes poor preforming CEO*
- ✓ *Adds 80 years of aerospace experience*
- ✓ *Mandate for strategic and cultural change*

Chris Ayers
Bernd Kessler
Elmer Doty
Patrice Merrin

Ideal 2018 Board:

- ✓ *We believe the Arconic Board size of 13 should be reduced to 11 directors*





























Chris Ayers
New CEO
Bernd Kessler
Elmer Doty
Patrice Merrin

A New Arconic



Changing the Culture

New CEO
The Leadership Arconic Needs

Empower the Plants
Create Organizational Alignment, Entrepreneurial Culture

Instill Accountability
Ensure Culture of High Ethical Standards and Good Governance



Improve the Business

GRP Opportunity
Fill the Mill

EPS Opportunity
Create Arconic's Flywheel

Aiming Higher
New Arconic's 3-Year Goals

ELLIOTT ®

Pursue free cash flow and ROIIC, not EBITDA/MT

Focus on Utilization and Cost – Measure and Disclose

Since Maintenance Capex Is Similar If 80% Utilized vs. 60%, Much Higher FCF



Increase Utilization Even If Lower EBITDA/MT

Higher Utilization to Drive Incremental Absolute EBITDA Dollars

GRP Opportunity:
Filling the Mill Trumps EBITDA/MT

Take two hypothetical identical mills – 500ktpa capacity; $50 million in maintenance capex, one focused on EBITDA/MT, one focused on utilization

EBITDA/MT



$300

$275

Mill A   Mill B

Maintenance Capex



$50 $50

Mill A   Mill B

Utilization



60%

80%

Mill A   Mill B

Free Cash Flow



$40

$60

Mill A   Mill B

Which mill would you rather own?

GRP Opportunity: Elliott Case

Arconic can boost EBITDA dollars and generate higher free cash flow by focusing on "filling the mill"

	2016A	2017P	2018P	2019P
Revenue	$ 4,864	$ 5,009	$ 5,570	$ 5,998
EBITDA	577	670	788	879
Shipments	1,587	1,586	1,731	1,847
Margin				
EBITDA Margin	*11.9%*	*13.4%*	*14.1%*	*14.7%*
EBITDA/Mt	$ 364	$ 422	$ 455	$ 476
Free Cash Flow				
Capex	$ 293	$ 210	$ 214	$ 218
E-C	284	460	574	661
E-C Margin	5.8%	9.2%	10.3%	11.0%
Utilization	64%	64%	70%	75%

Key Points

- Market growth and revenue mix shift in-line with management assumptions
- Contribution margins built-up product-by-product, i.e. auto sheet coming in at higher margins than incremental commercial transportation volumes.
- Low-margin incremental basic industrial volume secured to "fill the mill"
- Productivity improvements to drive down costs



EBITDA   Utilization

$577 $879   64%   75%

2016A 2019P   2016A 2019P

Note: GRP assumed capacity = 2,462 KT/annum; capacity utilization practically maxes out between 85-90%

Incremental utilization (at lower EBITDA/MT) drives higher EBITDA and FCF

A New Arconic



Changing the Culture

New CEO
The Leadership Arconic Needs

Empower the Plants
Create Organizational Alignment, Entrepreneurial Culture

Instill Accountability
Ensure Culture of High Ethical Standards and Good Governance



Improve the Business

GRP Opportunity
Fill the Mill

EPS Opportunity
Create Arconic's Flywheel

Aiming Higher
New Arconic's 3-Year Goals

ELLIOTT ®

EPS Opportunity:
Create the Flywheel/Positive Feedback Loop

Gain leverage through either price and innovation. Use leverage to drive volume or price

Establish Positions of Strength and Areas of Cost Leadership

Leverage Positions of Strength and Cost Leadership to Obtain Incremental Volume (and/or Price)



High Operating Cash Flow Available for Reinvestment and Acquisitions to Enhance Positions of Strength and Cost Leadership

Put More Volume Over Existing Asset Base, Increase Labor Productivity, Relentless Cost Focus

EPS Opportunity:
Closing the Margin Gap

Improving operating performance sounds good, but how do you actually do it?

1 Measure

2 Align Company Goals at Each Plant

3 Build Momentum

4 Aim Higher

EPS Opportunity:
Closing the Margin Gap

Meticulous measuring is the first step

1

Financial and Operating Assessment

- ↳ Go direct to the plant managers and factory floor
- ↳ Deep-dive to the lowest possible unit to identify the drivers of performance
- ↳ End product: Build the ledger of risks and opportunities



"You have to meet with each plant manager and find out what their P&L is. Once you know that – then you have find out what the drivers of that P&L are. Ask them. They will know. If there is some sort of misalignment with those answers, and what we're doing as an organization, give that plant manager some room to make tweaks that work for his/her actual plant."

Bernd Kessler, Nominee for New Arconic

EPS Opportunity:
Closing the Margin Gap (cont.)

Once measured, time to assign plant-specific goals

2

Install New Operating Metrics and Incentives; Align Organization

↳ Make sure there is clear ownership for everything in the organization

↳ Build out a few key operating metrics that will drive the organization's financial performance (e.g., quality; inventory; repair times; machine-down time; variable cost-per-part; support ratio)

↳ Ensure all employees have incentives tied directly to personal operating performance



"The boots on the ground are not really motivated differently than the c-suite. They want to perform well and get paid for it. Give each plant targets that are tangible. Plaster the targets up all over the plant. Pay out bonuses when they are achieved. This may sound overly simplistic, but implementing this across each plant takes a real commitment and good ol' fashion elbow grease. PCC is great at this. Arconic is not."

Chris Ayers, Nominee for New Arconic

Ensuring momentum is key to employee morale and creating incremental leverage

3

Build Momentum: Achieve Key Early Wins
↳ Focus on a few key processes where immediate improvement can be demonstrated
↳ Early wins serve to begin changing the culture
↳ Employees buy-in when there are clear signs of corporate turnaround



"Change can be scary, especially for employees in the field. It is very important to provide immediate rewards for the adoption of performance improvements and get employees to buy-in. Having the plants participate more closely will ensure that Arconic's 'ownership mindset' flows through the entire organization."

Patrice Merrin, Nominee for New Arconic

ELLIOTT®

With the operating machinery gaining momentum, try and be the best

4

Go for "World Class"
- ↳ At the start of the original review, on every product, every process – constantly ask "why"?
- ↳ Do not just look at problems, find opportunities. Often the highest margin products can go higher, "best practices" can get better
- ↳ Benchmark every financial, operating and underlying performance metric to best-in-class competitors
- ↳ Then go out and beat them
- ↳ Move the whole organization from aiming to be better to aiming for world class



"The fun thing about Aerospace is that the innovation never stops. Arconic management loves to speak about innovation, the future of space exploration, 3D printing. They even started a venture capital fund. But for the Company to actually have the capital it needs to be a sustainable innovator, it will need to also have sustained operating improvements. Leveraging the momentum of early improvements, Arconic should eventually leave the goal of 'closing the gap' in the rearview mirror and aim for being the best operator and supplier in the industry."

Elmer Doty, Nominee for New Arconic

ELLIOTT®

Operating Execution:
Bernd F. Kessler

Strong background in engineering, operational excellence and organizational development



MTU Aero Engines TSR vs. Dax during Mr. Kessler's tenure



- Former Chief Executive Officer of SRTechnics AG
- Former President and Chief Executive Officer of MTU Maintenance, a subsidiary of MTU Aero Engines AG (ETR:MTX)
- Former manager and executive at Honeywell International Inc. (NYSE:HON) and AlliedSignal Inc.
- Director of Polaris Industries Inc. (NYSE:PII), Flowcastings GmbH and Zitec GmbH
- Chairman of RENA Technologies GmbH
- Former Director of JorAMCo and Finnair Technical Services Oy
- Mr. Kessler completed his Mechanical Engineering studies at Germany's Constance College. At the City University in Bellevue, Washington, he completed his MBA and also attended the General Manager/Executive Program at Harvard Business School

"I have been a 'fix-it' man in the aerospace industry for more than 30 years. One consistent thing I have observed is that the regional workers really want to see their plant's performance improve. Quite simply, running a tighter ship feels better and liberates the field to use their creative energy to take performance to new heights. I am certain that this is the case at Arconic and I am excited to help empower this transition."

EPS Opportunity:
Elliott Case

We believe there is a significant margin opportunity that is both larger than management projects and can be achieved more quickly

EBITDA Margin +750 bps from 2016

	2016A	2017P	2018P	2019P
Firth Rixon	$ 925	$ 985	$ 1,118	$ 1,250
RTI	765	867	983	1,115
Tital	200	210	224	240
Core Business	3,838	4,030	4,304	4,597
Other (Price/Volume)		43	77	103
Total Revenue	**$ 5,728**	**$ 6,135**	**$ 6,706**	**$ 7,304**
		7.1%	***9.3%***	***8.9%***
Growth				
Firth Rixson		*6.5%*	*13.5%*	*11.9%*
RTI		*13.4%*	*13.4%*	*13.4%*
Tital		*5.0%*	*6.8%*	*6.8%*
Core Business		*5.0%*	*6.8%*	*6.8%*
EBITDA	$ 1,195	$ 1,473	$ 1,784	$ 2,072
Margin	*20.9%*	*24.0%*	*26.6%*	*28.4%*

Key Points

- Firth Rixson and RTI growth rates in-line with management's forecasts.
- Core Business and Tital to grow at industry growth rates – 2017 uses Elliott estimate, 2018 and 2019 uses management estimate of industry growth.
- Other Price / Volume actions off of 2016 business.
- Productivity improvements to drive down costs and improve asset utilization



EBITDA
$1,19
5
$2,07
2
2016A
2019P

EBITDA Margin
20.9
%
28.4
%
2016A
2019P

Assumes management's growth projections (ex-2017); no accretive M&A

EPS Opportunity:
Disciplined M&A Creates Value

PCC acquired 41 companies between 2005-2015

PCC vs. S&P 500 Jan 2005 – Jan 2016



Source: Bloomberg, TSR Dates, 1/1/2005 – 1/29/2016

Aerospace is a growth industry! Arconic should be a growth company!

EPS Opportunity:
Growth M&A, Elmer L. Doty

40 years of leadership experience in aerospace industry



 "Two years ago, the Nashville Vought Aircraft Industries plant was scheduled to be shut down to streamline costs. Instead, the 1,200 jobs stayed in Nashville, the company became profitable and productivity, safety and morale improved steadily. At the helm is Vought CEO and President Elmer Doty, who brought in new management and led a strategic planning effort at the aerospace industry manufacturer. Doty and his new management crew - 40 percent of whom were from outside the aerospace industry - scrutinized everything from low morale to aging facilities and equipment to supply chain problems."

Nashville Business Journal, May 11, 2008

- Operating Executive at The Carlyle Group LP (NASDAQ:CG), Aerospace, Defense & Government Services
- Former President and Chief Executive Officer of Accudyne Industries LLC
- Former President, Chief Executive Officer and Director of Vought Aircraft Industries, Inc. and former President of successor entity Triumph Aerostructures – Vought Aircraft Division
- Former Executive Vice President and General Manager – Land Systems Division of United Defense Industries, Inc. (now BAE Systems)
- Former manager at General Electric Company and FMC Corporation
- Former Director of Triumph Group, Inc. (NYSE:TGI)
- Mr. Doty earned a bachelor's degree in nuclear engineering and a master's degree in mechanical engineering from the University of Missouri and has received Executive Education at Harvard Business School and University of Chicago.

"Arconic is a tremendous platform for growth. It is not very often that a potential growth platform goes underutilized like Arconic has. I see a huge opportunity for accretive M&A in the EPS business, however, before those deals can be pursued, Arconic has to get its house in order. The Company as-is has the assets and people to generate robust profits which can be used for real growth initiatives."

EPS Opportunity: Long-Term Growth Platform

Working with industry professionals, Elliott has identified multiple opportunities for Arconic to add key products and capabilities to enhance its position on next-generation platforms

Forgings and castings – add scale, technical expertise, put more parts over existing base

COMPANY DESCRIPTION	KEY STATISTICS
▪ Additional castings scale with significant aftermarket exposure – significant synergies with Howmet ▪ Impressive collection of technical talent with deep industry experience ▪ Private-equity owned	Est. EBITDA: $50
▪ Proven isothermal capacity ▪ Also enables greater vertical integration in titanium, nickel, powder alloys ▪ Complicated transaction	N/A
▪ Titanium casting specialist complements Tital ▪ Additional machining capacity which fits with existing RTI business ▪ Private-equity owned	Est. EBITDA: $20-25
▪ Diversified casting and forging operation, partially-vertically integrated into metals ▪ Excellent fit with Firth Rixson – would add significant manufacturing expertise ▪ Family-owned	N/A
▪ European forging business with significant defense wins. Complements existing Firth Rixson operations ▪ Private-equity owned	Est. EBITDA: $20
▪ Large casting operation with opportunity for significant manufacturing improvement ▪ Significant synergies with Howmet ▪ Private-equity owned	Est. EBITDA: $150

But M&A only works if you know how to integrate...

ELLIOTT®

EPS Opportunity: Long-Term Growth Platform (cont.)

Working with industry professionals, Elliott has identified multiple opportunities for Arconic to add key products and capabilities to enhance its position on next-generation platforms

Machining – get closer to the customer, add scrap/revert

COMPANY DESCRIPTION	KEY STATISTICS
▪ Diversified machining and sub-component assembly with low-cost manufacturing footprint. Opens up opportunities on the aftermarket side ▪ Private-equity owned	Est. EBITDA: $50
▪ Global collection of small aerospace sub-component and component suppliers ▪ Significant cost-synergy opportunity	N/A
▪ Specializes in the precision machining of complex hot- and cold-section turbine hardware across all major aerospace engine programs with high proficiency in the machining of titanium-aluminide, low-pressure turbine blades ▪ Private-equity owned	Est. EBITDA: $20-25
▪ Diversified sub-component and component supplier with operations across aerospace and IGT ▪ Significant MRO business for potential aftermarket expansion	N/A
▪ Agglomeration of multiple fabrication and machine shops – key strengths in measurement and coatings ▪ Private-equity owned	Est. EBITDA: $100
▪ Build-to-print operation with products in aerospace, marine and IGT ▪ Private-equity owned	Est. EBITDA: $20
▪ Manufactures metal components for aerospace, power-generation, transportation, marine and medical industries ▪ Family-owned	Est. EBITDA: $50
▪ Small fabricator and assembly of close tolerance turbine components for aerospace, power generation and landing gear ▪ Private-equity owned	Est. EBITDA: $10
▪ Well-established machine shop with large book of LTAs (unclear extent of new program wins) ▪ Private-equity owned	Est. EBITDA: $70

But M&A only works if you know how to integrate…

A New Arconic



Changing the Culture

New CEO
The Leadership Arconic Needs

Empower the Plants
Create Organizational Alignment, Entrepreneurial Culture

Instill Accountability
Ensure Culture of High Ethical Standards and Good Governance



Improve the Business

GRP Opportunity
Fill the Mill

EPS Opportunity
Create Arconic's Flywheel

Aiming Higher
New Arconic's 3-Year Goals

ELLIOTT ®

Improving the Business, Aiming Higher


Empower the Plants
Culture of Accountability
Organic R&D at Plants
ROIIC Discipline
Pay for Performance at Plant Level
Fill the Mill
(Asset Turns)
Operating Execution
Higher Profits
Pursue Absolute EBITDA Gains
Higher Margins
Scale/Cost M&A
Growth M&A

Aiming Higher:
3-Year Organic Targets

New Arconic should be able to achieve four key goals



Operating Discipline + Improved Asset Utilization	Significantly Greater FCF, Higher RONA

EPS in-line with historic PCC margins + GRP EBITDA dollars of at least $800 million = $1.2+ billion of FCF + 16%+ RONA

Aiming Higher: Focus on Returns

Arconic needs more than an "owner's mindset" – it needs to understand how its business generates returns on capital and then ensure that its investments earn more than the firm's cost of capital

Key Principles

☑ **Measure Returns (Both Before & After):**

- Arconic needs to exercise far more capital discipline. The issue is not how much money Arconic spends, but the return it gets on that capital

- The solution is not more "bureaucracy" (i.e., Arconic's new Board-level "Finance Committee"). This will simply slow-down decision-making and exacerbate the field-level frustration with Arconic's already painfully slow processes.

- The key is:

  1. Better investment diligence – Our understanding is that on key investments (i.e., Firth Rixson) management has gone into transactions with insufficient diligence; and

  2. Evaluate performance – Measure returns both before and after the investment has been made

☑ **Invest in High-Return Businesses, Long-Term Favorable Industry Structure:**

- More than 40% of Arconic's growth capex has gone into Global Rolled Products – its lowest return business

- Arconic should invest in industries and areas with a more favorable industry structure (EPS/Wheels)

- <u>Growth capex should be focused on EPS</u>

☑ **Demand a Return on R&D Investment:**

- Elliott is not opposed to spending on innovation. In fact, we believe that smart R&D – either cost-saving process improvements or products where EPS can establish true differentiation – can be very accretive to Arconic's business

- Arconic management celebrates its Net Promoter Score – an indication of customer willingness to recommend. By contrast, Elliott believes customer acceptance is proven by a willingness to pay for Arconic's innovations and utilize its products. Given the evidence, there is little to suggest Arconic is successful at this

- <u>Arconic needs a management team that understands the products on which Arconic has commercial leverage and is willing to use that leverage in a measured fashion to drive appropriate price and volume growth</u>

Aiming Higher:
Discounted Cash Flow

Cash Flows

	2017P	2018P	2019P	2020P
Total Revenue	**$12,980**	**$14,212**	**$15,345**	**$15,652**
EPS Revenue	$6,135	$6,706	$7,304	$7,523
GRP Revenue	$5,009	$5,570	$5,998	$5,998
TCS Revenue	$1,837	$1,936	$2,042	$2,130
EBITDA	**$2,148**	**$2,627**	**$3,060**	**$3,136**
Margins	*16.5%*	*18.5%*	*19.9%*	*20.0%*
DA	$568	$576	$585	$594
EBIT	**$1,580**	**$2,051**	**$2,475**	**$2,542**
Interest	$410	$410	$410	$410
EBT	$1,170	$1,641	$2,065	$2,132
Taxes	$386	$542	$681	$704
Net Income	**$784**	**$1,100**	**$1,384**	**$1,429**
EBIT less Excess Pension (1-t)	$965	$1,280	$1,564	$1,609
(+) D&A	$568	$576	$585	$594
(-) Capex	$666	$678	$689	$693
(+/-) WC	$103	-$141	-$129	-$35
FCF	**$969**	**$1,038**	**$1,331**	**$1,475**
Terminal Value (9.2x EBITDA Multiple)			$28,895	
Discounted Cash Flows	$899	$894	$24,152	

Value

Total Enterprise Value	$25,945
Less Debt	$8,084
Preferred Stock	$55
Non-Controlling Interest	$26
Cash	$2,113
Plus Alcoa Corp.	$1,324
Total Value	$21,217
Shares Outstanding	470
Price / Share	**$45.19**

Assumptions for DCF

Risk-Free Rate (10 Year)	2.45%
Market Risk Premium	6.25%
Beta	1.37
Return on Equity	11.0%
Return on Debt	5.11%
After-Tax Return on Debt	3.4%
D/V	43.0%
WACC	7.8%
Tax Rate	33.0%

Achieving these goals will require Arconic to bring in new leadership



Aiming Higher:
Upside to Better Operating Performance Is Massive

Closing the Margin Gap vs. PCC



2016 Revenue
2019 Revenue
Share Price Appreciation
80%
70%
60%
50%
40%
30%
20%
10%
0%
0 bps
100 bps
200 bps
300 bps
400 bps
500 bps
600 bps
700 bps
800 bps
900 bps
1,000 bps
Margin Improvement

Note: Uses management's estimated $7,060 of 2019 revenue for EPS



Illustrating the Value of Improving Utilization and Cost Cuts at GRP (2016 Revenue)

Peer Avg. (3.00x)

EBITDA Dollar Sensitivity

Target Cost Cuts	Target Fixed Asset Turn Level								
	2.22x	**2.30x**	**2.40x**	**2.50x**	**2.60x**	**2.70x**	**2.80x**	**2.90x**	**3.00x**
$0	$577	$589	$605	$620	$635	$650	$665	$680	$695
$25	$602	$614	$630	$645	$660	$675	$690	$705	$720
$50	$627	$639	$655	$670	$685	$700	$715	$730	$745
$75	$652	$664	$680	$695	$710	$725	$740	$755	$770
$100	$677	$689	$705	$720	$735	$750	$765	$780	$795
$125	$702	$714	$730	$745	$760	$775	$790	$805	$820
$150	$727	$739	$755	$770	$785	$800	$815	$830	$845
$175	$752	$764	$780	$795	$810	$825	$840	$855	$870
$200	$777	$789	$805	$820	$835	$850	$865	$880	$895
$225	$802	$814	$830	$845	$860	$875	$890	$905	$920
$250	$827	$839	$855	$870	$885	$900	$915	$930	$945

EBITDA Margin Sensitivity

Target Cost Cuts	Target Fixed Asset Turn Level								
	2.22x	**2.30x**	**2.40x**	**2.50x**	**2.60x**	**2.70x**	**2.80x**	**2.90x**	**3.00x**
$0	11.9%	11.7%	11.5%	11.3%	11.1%	11.0%	10.8%	10.7%	10.6%
$25	12.4%	12.2%	12.0%	11.8%	11.6%	11.4%	11.2%	11.1%	10.9%
$50	12.9%	12.7%	12.4%	12.2%	12.0%	11.8%	11.6%	11.5%	11.3%
$75	13.4%	13.2%	12.9%	12.7%	12.4%	12.2%	12.1%	11.9%	11.7%
$100	13.9%	13.7%	13.4%	13.1%	12.9%	12.7%	12.5%	12.3%	12.1%
$125	14.4%	14.2%	13.9%	13.6%	13.3%	13.1%	12.9%	12.7%	12.5%
$150	14.9%	14.7%	14.3%	14.0%	13.8%	13.5%	13.3%	13.1%	12.8%
$175	15.5%	15.2%	14.8%	14.5%	14.2%	13.9%	13.7%	13.4%	13.2%
$200	16.0%	15.7%	15.3%	14.9%	14.6%	14.4%	14.1%	13.8%	13.6%
$225	16.5%	16.1%	15.8%	15.4%	15.1%	14.8%	14.5%	14.2%	14.0%
$250	17.0%	16.6%	16.2%	15.9%	15.5%	15.2%	14.9%	14.6%	14.4%

Note: Assumes incremental EBITDA/Mt at $200

How Should You Vote?

BLUE PROXY CARD

✓ Vote to remove Dr. Klaus Kleinfeld, the worst performing continuously tenured CEO in the S&P 500, from Arconic

✓ Vote to voice your frustration with years of poor performance

✓ Vote to signal to the Board that good corporate governance is not "optional"

✓ Vote to tell the Board that exchanging the Company's assets for votes is not acceptable

✓ Vote to add proven change agents and 80 years of aerospace experience to the board

✓ Vote to endorse the New Arconic strategy that empowers the plants

WHITE PROXY CARD

✗ Vote to give the worst performing continuously tenured CEO in the S&P 500 more time to run the business

✗ Vote to forgive the use of Company's assets in exchange for supportive proxy votes

✗ Vote to support poor decisions by a board that owns less than 1% of the Company

✗ Vote to bless the current board who has seen fit to pay Dr. Kleinfeld more than $128 million over the last 9 years despite lackluster performance

✗ Vote to endorse the Company's business heads and detached NYC power structure

Contact Information

Arconic Shareholders



1212 Avenue of the Americas, 24th Floor
New York, NY 10036
Tel: +1.212.297.0720
Toll Free: +1.877.796.5274
Fax: +1.212.297.1710
Email: info@okapipartners.com

Media Inquiries

Stephen Spruiell
212-478-2017
sspruiell@elliottmgmt.com

Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT MANAGEMENT CORPORATION AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ARCONIC INC. ("ARCONIC" OR, THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.THIS MATERIAL DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY DESCRIBED HEREIN IN ANY JURISDICTION TO ANY PERSON, NOR DOES IT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR AN INCITEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT. THIS MATERIAL IS INFORMATIONAL ONLY AND SHOULD NOT BE USED AS THE BASIS FOR ANY INVESTMENT DECISION, NOR SHOULD IT BE RELIED UPON FOR LEGAL, ACCOUNTING OR TAX ADVICE OR INVESTMENT RECOMMENDATIONS OR FOR ANY OTHER PURPOSE. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENT WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT PROJECTIONS AND FORWARD LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN AND ACTUAL RESULTS MAY DIFFER FROM THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR REASONABLENESS OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN. ALL AMOUNTS, MARKET VALUE INFORMATION AND ESTIMATES INCLUDED IN THIS MATERIAL HAVE BEEN OBTAINED FROM OUTSIDE SOURCES THAT ELLIOTT MANAGEMENT BELIEVES TO BE RELIABLE OR REPRESENT THE BEST JUDGMENT OF ELLIOTT MANAGEMENT AS OF THE DATE OF THIS MATERIAL. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION OR VIEWS CONTAINED HEREIN. PROJECTIONS, MARKET OUTLOOKS, ASSUMPTIONS OR ESTIMATES IN THIS MATERIAL ARE FORWARD-LOOKING STATEMENTS, ARE BASED UPON CERTAIN ASSUMPTIONS, AND ARE SUBJECT TO A VARIETY OF RISKS AND CHANGES, INCLUDING RISKS AND CHANGES AFFECTING INDUSTRIES GENERALLY AND ARCONIC SPECIFICALLY. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. ELLIOTT MANAGEMENT DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

ELLIOTT®